May 29, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Patrick Gilmore Accounting Branch Chief
Craig D. Wilson, Senior Assistant Chief Accountant
David Edgar, Staff Accountant
Ji Shin, Staff Attorney
Matthew Crispino, Staff Attorney

Re:	King Digital Entertainment plc
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed February 13, 2015
File No. 001-36368

Ladies and Gentlemen:

We are submitting this letter on behalf of King Digital Entertainment plc (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on May 14, 2015 that relate to the Company’s Form 20-F for the fiscal year ended December 31, 2014 (File No. 001-36368) filed with the Commission on February 13, 2015 (the “Form 20-F”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 20-F for Fiscal Year Ended December 31, 2014

Item 3. Key Information

D. Risk Factors, page 8

1.	Although gross bookings and monthly unique payers increased in 2014 compared to 2013, it appears that the rate of growth has either slowed or declined since the quarter ended September 2013. Please tell us what consideration you have given to adding risk factor disclosure that specifically addresses the decrease in the rate of growth or decline in these and other operating and financial metrics.

Securities and Exchange Commission

May 29, 2015

Response: The Company advises the Staff that it believes that it had reflected its growth trends with the quarterly presentation of the key financial metrics in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 20-F, which reflects the sequential quarterly trends in revenues and other financial results. In addition, the Company included several risk factors in the Form 20-F that it believes address the possibility of a reduced or declining growth rate, including without limitation the risk factors that discuss the Company’s reliance on gross bookings from a small number of games, the competition that the Company faces within the industry, the fact that development of new successful games may divert players from the Company’s other games, the potential for fluctuations in consumer interest, the Company’s reliance on a relatively small percentage of players for a large portion of its gross bookings, the fact that the Company may fail to attract new players or retain existing players, and the broader possibility of quarterly fluctuations in the Company’s operating results. Nonetheless, the Company acknowledges the Staff’s comment and will include a summary in its “Risk Factor” section of these sequential trends in its future reports on Form 20-F and in its quarterly disclosures on Form 6-K.

Risks Related to Our Business

“We may lose our foreign private issuer status…,” page 22

2.	It appears that approximately 98% of your outstanding ordinary shares are held of record in the United States. Please provide us a detailed analysis that supports your conclusion that you qualify as a foreign private issuer under Exchange Act Rule 3b-4(c).

Response: Under Rule 3b-4(c), the term foreign private issuer means “any foreign issuer other than a foreign government except for an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) More than 50 percent of the issuer’s outstanding voting securities are directly or indirectly held of record by residents of the United States; and (2) Any of the following: (i) The majority of the executive officers or directors are United States citizens or residents; (ii) More than 50 percent of the assets of the issuer are located in the United States; or (iii) The business of the issuer is administered principally in the United States.” As of June 30, 2014, the last business day of the Company’s most recently completed second fiscal quarter (the “Determination Date”), the Company satisfied both prongs of this test.

Although, as disclosed in the Company’s Form 20-F, 98% of the Company’s outstanding ordinary shares as of December 31, 2014 were held by 16 record holders in the United States, the actual number of shareholders is larger because it includes shares registered in the name of brokers, dealers, banks and other nominee accounts as nominee for shareholders that reside within and outside of the United States. As instructed by Rule 3b-4(c), to determine the percentage of outstanding voting securities held by U.S. residents, the Company looked beyond these brokers, dealers, banks and other nominee

Securities and Exchange Commission

May 29, 2015

accounts in the United States (which also is the primary trading market for voting securities) and in Ireland (the Company’s jurisdiction of incorporation). Based on this review, the Company determined that more than 50% of its outstanding voting securities are directly or indirectly held of record by residents outside of the United States as of the Determination Date. In particular, the Company notes that more than approximately 230 million ordinary shares, representing more than approximately 70% of the Company’s outstanding voting securities, were held in the United States by Cede & Co. as nominee for certain of its directors, officers and major shareholders who are non-residents of the United States. This was also true as of December 31, 2014, which is the date covered by the disclosure in the Form 20-F referenced in the Staff’s comment.

Moreover, as of the Determination Date, a majority of the Company’s executive officers and directors were neither United States citizens nor residents, more than 50% of its assets were located outside of the United States, and its business was administered principally outside of the United States. Therefore, as of the Determination Date, the Company has determined that it satisfied Rule 3b-4(c) and qualifies as a foreign private issuer.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Highlights, page 34

3.	We note that you disclose the total average DAUs and average daily game plays for the quarters ended December 31, 2014 and September 30, 2014. Please tell us, with a view toward future disclosure, what consideration you have given to disclosing these metrics for prior quarters for which data is available.

Response: The Company acknowledges the Staff’s comment and will provide this additional disclosure in its future annual report filings on Form 20-F and in its future quarterly disclosures on Form 6-K.

Key Business Metrics

Key Operating Metrics, page 38

4.	We note that in your registration statement on Form F-1 filed for your initial public offering, you disclosed the metric titled Gross Average Bookings per User (“GABPU”) which you indicated is monitored “as a key measure of overall monetization across [y]our network on a daily basis.” However, we note that in subsequent filings you removed disclosures relating to GABPU. Please explain why you no longer disclose GABPU and as part of your response, tell us whether you continue to use GABPU to manage the business and whether this metric provides material information to investors. Refer to Section II.B.1 of SEC Release 33-8350.

Securities and Exchange Commission

May 29, 2015

Response: The Company advises the Staff that it currently does not consider GABPU to be a key operating metric and does not utilize it as a method to evaluate the Company’s performance or to compare performance over different financial reporting periods. As such, the Company’s key management personnel and members of the Company’s board of directors currently do not review and evaluate GABPU data as part of the management of the Company’s business, but rather focuses primarily on the key operating metrics described in the Form 20-F. The Company currently focuses on Monthly Gross Average Bookings per Paying User (“MGABPPU”) because it believes it reflects spending behaviors of payers. Furthermore, the Company believes that if any investors think that GABPU is a useful metric, it can be derived easily from the gross bookings and user metrics disclosed in the Form 20-F.

5.	We note that the metric Monthly Unique Payers (“MUP”) reflects a declining trend that began in the fourth quarter of 2013. Please address the following:

•	With regard to the 4% decrease from the third quarter of 2014 to the fourth quarter of 2014, we note your disclosure that “there was a decline in the number of payers who pay in one game partially offset, as the quarter progressed, by an increase in payers who pay in more than one game.” Please tell us what consideration was given to naming the games to which you refer and providing more disaggregated disclosure of MUP by game.

•	With regard to the 31% decrease from the fourth quarter of 2013 to the fourth quarter of 2014, we note your disclosure that “this decrease was primarily a result of reduced payment activity among [y]our less engaged payers on the network, in addition to an increased number of [y]our games offering virtual currency, which reduces the frequency of monetization as large packages of virtual currency are purchased and used over extended periods.” Please tell us what consideration was given to providing further details in support of your explanations. In this regard, tell us how you define a “less engaged” payer compared to other types of payers and tell us the average size of virtual currency purchases compared to direct purchases of virtual goods.

Refer to Section II.B.1 of SEC Release 33-8350.

Response: The Company advises the Staff that MUP is the measure of total payers across the Company’s network de-duplicated by game, which means that, within a platform, a payer is counted as a unique payer only once regardless of the number of games in which he has paid. The Company further advises the Staff that it cannot analyze MUPs by game because doing so would duplicate payers that pay in more than one game. As a result, the Company is not able to provide a disaggregation of this measure by game.

The Company can analyze MUPs by game where a payer pays in only one game, because de-duplication is not a concern. This forms the basis for the quoted disclosure in

Securities and Exchange Commission

May 29, 2015

the first bullet of the Staff’s comment, which primarily describes the decline in the number of Candy Crush Saga-only payers that was offset partially by an increase in multi-game payers. These multi-game payers pay in different combinations of the Company’s ten games available on web and mobile channels.

The Company primarily analyzes MUPs by number of games in which a payer pays. On the basis of this analysis, the Company defines “less engaged payers” as payers who pay in only one game.

The decline in MUPs during 2014 can be largely attributed to the adoption of virtual currency by most of our payers during the year. This was particularly impactful following the transition of Candy Crush Saga to virtual currency at the end of third quarter 2014, as the Company disclosed in its February 12, 2015 release regarding its fourth quarter and full year 2014 financial results (attached to the Company’s February 12, 2015 filing on Form 6-K). For the same reason, the Company experienced a rise in MGABPPU in the same period. The increased use of virtual currency in our games creates the opportunity to transact at higher amounts, and the Company observed that the average size of a virtual currency package in the quarter ended December 31, 2014, after the Company’s games had largely transitioned to selling virtual currency, was approximately $3.42, compared to the average size of a virtual item purchase in the quarter ended December 31, 2013, when the Company largely sold virtual items directly, of approximately $1.41.

Results of Operations

Years Ended December 31, 2014, 2013 and 2012

Revenue, page 43

6.	We note your disclosure that for 2014 compared to 2013, “revenue was positively impacted by [y]our game launches and new content, largely driven by mobile as [you] continue to emphasize the mobile game play experience.” This disclosure provides little insight into the variability in your revenues and does not include a discussion of revenues by game, by geographic region or by platform. Please tell us what consideration was given to providing a narrative discussion of the extent to which changes in revenues are attributed to changes in prices or volumes or to the introduction of new products or services. In this regard, your disclosure should quantify, to the extent possible, the impact of new game launches, the impact of the conversion of games to a virtual currency model, and other factors such as the expansion into new geographic markets. Also, explain why you removed the breakout of revenues by platform which you previously disclosed in Form F-1. Refer to Item 5.A.1 of Form 20-F and SEC Release 33-8350.

Response: The Company advises the Staff that it believes that the increase in revenue in 2014 was primarily driven by new game launches and content as noted in the disclosure. The Company had carefully considered whether there were other key drivers for changes in revenue between the years and believes it reflected the material trends in revenue in “Results of Operations—Revenue” on page 43 of the Form 20-F as well as elsewhere in the Form 20-F. Nonetheless, the Company acknowledges the Staff’s comment and will include more detailed information with respect to the primary drivers of changes in its revenue in its future annual report filings on Form 20-F and in its future quarterly disclosures on Form 6-K. For the Staff’s consideration, the Company provides below a

Securities and Exchange Commission

May 29, 2015

revised revenue disclosure for the year ended December 31, 2014 as compared to the year ended December 31, 2013, reflecting the additional level of detail. The Company would then provide a similar comparison in its next Annual Report on Form 20-F, comparing revenues from 2015 to 2014, subject to adjustment based on the review of the primary reasons for the change after the completion of 2015.

The Company does not believe that any geography accounted for material changes in revenues; however, it will provide a summary of the geographic information that is reflected in the notes to its consolidated financial statements. As noted on page 35 of the Form 20-F, during 2014, the Company largely transitioned from a model where users purchase individual virtual items to instead purchasing virtual currency that is then used to purchase virtual items. Amounts collected from the sale of virtual currency are deferred and recognized as the player uses the virtual items purchased with the virtual currency. The Company is unable to quantify the impact of the transition to virtual currency as it is not possible to measure the number of payers that stopped paying due to the introduction of virtual currency. Further, once introduced, pricing for virtual currency remained relatively constant during 2014 and revenues are still recognized as digital items are used. The Company will consider pricing and volume when it compares 2015 to 2014 in its next Annual Report on Form 20-F, when there will be two more comparable years with the virtual currency model and discuss those if it believes that they had a material impact on any change in revenues.

Proposed Disclosure:

2014 Compared to 2013.

Revenue in 2014 increased compared to 2013 by $376 million, or 20%. The increase in revenue was primarily due to games launched during the year including Farm Heroes Saga¸ which was launched in the beginning of the first quarter of 2014 on mobile, Bubble Witch 2 Saga and Diamond Digger Saga which launched in the second and third quarter, respectively, and Candy Crush Soda Saga which launched at the end of the fourth quarter. The increase in revenue was partially offset by a decline in our more mature games, primarily Candy Crush Saga, which experienced a decline in revenue of approximately 19% between 2013 and 2014.

Candy Crush Saga remained our largest game, accounting for 56% of revenue in 2014, compared to 83% in 2013. Our top three games in 2013, Candy Crush Saga, Farm Heroes Saga and Pet Rescue Saga comprised 84% of our revenue in 2013. Those same three games in 2014 comprised 95% of our revenue. We estimate that approximately 75% of our revenue in 2014 was derived from our mobile audience, compared to approximately 70% in 2013. This information assumes that our players use their virtual items on the same channel that they purchased their gold bars.

In 2014, revenues generated by payers in the United States were 49% of revenues with 51% of our revenues generated from the rest of the world, compared to 53% and 47%, respectively in 2013. No country other than the United States accounted for more than 10% of revenue in 2013 or 2014.

Securities and Exchange Commission

May 29, 2015

The Company also advises the Staff that it removed the breakout of revenues from mobile and web because, with the implementation of its virtual currency, the Company has to estimate the percentage of revenue attributable to each channel by assuming that the players use the virtual items in the channel they purchased the virtual currency. The Company did add a quantitative disclosure of web versus mobile gross bookings on a quarterly basis in its “Key Financial Metrics” section. The Company believes that providing the proportions on a gross bookings basis provides a more useful presentation of the user activity on each channel, and still illustrates the overall trend of mobile becoming the more frequently used channel. Notwithstanding, the Company will provide revenue by channel on an estimated basis going forward and disclose that this amount is an estimate by the Company.

Critical Accounting Policies and Estimates, page 49

7.	We note that you identify your accounting policy for internally generated software as a critical accounting policy on page 49 with a cross reference to the disclosure in Note 5 of your consolidated financial statements; however, we are unable to locate your discussion of the critical judgments, estimates and assumptions related to your internally generated software policy in Note 5 beginning on page F-18. Please advise.

Response: The Company advises the Staff that the accounting policy for internally generated software was not a critical accounting policy for the period covered by the Form 20-F and that the cross reference on page 49 was inadvertent. The Company acknowledges the Staff’s comment and will revise this disclosure in its future filings.

Item 18. Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 3. Summary of significant accounting policies

Share- based payments, page F-14

8.	We note your disclosure of the assumptions used to calculate the fair value of equity- based awards, which includes how you determine the expected term and the risk-free interest rate. However, we were unable to locate disclosure of how you determine expected volatility. Please tell us what consideration was given to IFRS 2.47(a)(ii), which requires disclosure of how expected volatility was determined, including an explanation of the extent to which expected volatility was based on historical volatility.

Response: The Company acknowledges the Staff’s comment and will provide additional disclosure about volatility calculations in its future reports on Form 20-F and in its quarterly disclosures on Form 6-K.

Securities and Exchange Commission

May 29, 2015

The Company advises the Staff that for the year ended December 31, 2014, volatility was calculated based on an assessment of the share price volatility of comparable companies over a time period equal to the expected life of the awards. The Company believes that this methodology is reasonable given the Company’s relatively short trading history since its initial public offering (the “IPO”) in March 2014.

Note 11. Earnings per share, page F-22

9.	We note your disclosure of the share options that have been included in the diluted earnings per share (“EPS”) calculation. However, we were unable to locate disclosure of the amount of share options that were not included in diluted EPS. Please tell us what consideration was given to IAS 33.70(c), which requires disclosure of instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented.

Response: The Company acknowledges the Staff’s comment and will provide additional disclosure about potentially-dilutive shares in its future reports on Form 20-F and in its quarterly disclosures on Form 6-K.

The Company advises the Staff that it has three categories of potentially-dilutive instruments: restricted shares, share options, restricted stock units that are assessed to determine if they are dilutive.

The weighted average instruments summarized below were excluded from the calculation of diluted earnings per share because their effect would have been anti-dilutive for the periods presented.

(in thousands)	2014	2013	2012
Restricted Shares	231	460	1,016
Share Options	18,879	1,822	1,111
Restricted Stock Units	795	—	—

Note 20. Share-based payments, page F-31

10.	We note your disclosure of the weighted-average exercise prices of options granted in 2014, 2013 and 2012. However, we were unable to locate disclosure of the weighted average exercise prices of share options outstanding as of the beginning and end of these years, as well as share options exercised, cancelled and forfeited during these years. Please tell us what consideration was given to providing this information based on the disclosure requirements of IFRS 2.45(b).

Securities and Exchange Commission

May 29, 2015

Response: The Company acknowledges the Staff’s comment and will provide this additional disclosure in its future reports on Form 20-F and in its quarterly disclosures on Form 6-K.

The Company advises the Staff that the weighted-average exercise prices of share options outstanding as of the beginning and end of fiscal years 2014, 2013 and 2012, as well as share options exercised, cancelled and forfeited during these years was as follows:

	2014		2013		2012
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
At January 1	19,054,987	5.07	7,402,487	0.00008	8,529,808	0.00008
Granted	8,310,174	29.42	12,998,750	7.44	3,289,420	0.00008
Forfeited	—	—	992,500	0.00008	632,813	0.00008
Exercised	4,312,107	0.16	325,000	0.00008	—	—
Cancelled	173,253	6.93	28,750	7.46	3,783,928	0.00008
At December 31	22,879,801	14.72	19,054,987	5.07	7,402,487	0.00008
Exercisable at December 31	3,455,674	19.25	3,192,661	0.00008	2,771,143	0.00008

11.	We note your disclosure indicating that the share options outstanding as of December 31, 2014 have an exercise price range of between $0.00008 and $31.70. However, you have not presented outstanding share options grouped by meaningful ranges of exercise prices. Considering the wide range in exercise prices, please tell us what consideration was given to providing this information based on the disclosure requirements of IFRS 2.45(d).

Response: The Company acknowledges the Staff’s comment and will provide this additional disclosure in its future reports on Form 20-F and in its quarterly disclosures on Form 6-K.

The Company advises the Staff of the following additional information with respect to the weighted-average remaining life and weighted-average exercise price of the share options outstanding as of December 31, 2014:

Exercise Price	Number of Share Options	Weighted-Average Remaining Life (Yrs)	Weighted-Average Exercise Price ($)
Less than $0.01	1,932,869	7.33	0.00008
$ 0.01 - $ 5.00	24,782	8.73	4.11
$ 5.01 - $10.00	13,038,970	8.66	7.52
$10.01 - $20.00	461,000	9.74	12.55
Greater than $20.00	7,422,180	9.08	31.37
	22,879,801	8.71	14.72

Securities and Exchange Commission

May 29, 2015

12.	Please explain your basis for assuming a dividend yield of 0% in your Black-Scholes valuations. In this regard, we note that you have paid cash dividends in 2013, 2014 and 2015.

Response: The Company advises the Staff that dividend yield is a measure of the expected dividends to be paid by a company and that, pursuant to International Financial Reporting Standard (“IFRS”) 2, “[g]enerally, the assumption about expected dividends should be based on publicly available information” and “[a]n entity that does not pay dividends and has no plans to do so should assume an expected dividend yield of zero.”

Since the Company’s IPO in March 2014, the Company has paid two special dividends, one in October 2014 and another in February 2015. Both dividends were categorized as special dividends as they were not declared in respect of a full financial year or approved by shareholders at the Company’s annual general meeting. Additionally, as the Company does not have a policy establishing that it will pay regular dividends in the foreseeable future, it would not be appropriate to categorize these dividends as regular or anticipated.

The Company determined that it met the definition in IFRS 2 of a company with an expected dividend yield of zero because, as stated on page 62 of the Form 20-F, “the Company does not currently intend to pay any regular dividends in the foreseeable future”. Therefore, given that the post-IPO dividends were declared as special dividends and that the Company has no current plans to pay dividends in the foreseeable future, the Company assumed a dividend yield of 0% for its Black-Scholes valuations.

* * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * *

Securities and Exchange Commission

May 29, 2015

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, James D. Evans at (206) 389-4559.

Sincerely,

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter

cc:

Hope Cochran, Chief Financial Officer

Robert Miller, Chief Legal Officer

King Digital Entertainment plc

Mark C. Stevens, Esq.

James D. Evans, Esq.

Fenwick & West LLP

PricewaterhouseCoopers LLP